UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.3)1

BIODELIVERY SCIENCES INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

09060J106

(CUSIP Number)

David R. Ramsay

CDC IV, LLC

47 Hulfish Street, Suite 310

Princeton, New Jersey 08542

609-683-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09060J106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CDC IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,505,120

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,505,120

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
4,505,120 shares of common stock comprised of: (i) a warrant to purchase 601,120 shares of the Issuer’s common stock, issued in February 2006; (ii) 2,000,000 shares of the Issuer’s common stock and a warrant to purchase 904,000(1) shares of the Issuer’s common stock, issued in May 2006; and (iii) a warrant to purchase 1,000,000 shares of Issuer’s common stock, issued March 2007.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. . 09060J106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CDC Operations LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,505,120

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,505,120

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
4,505,120 shares of common stock comprised of: (i) a warrant to purchase 601,120 shares of the Issuer’s common stock, issued in February 2006; (ii) 2,000,000 shares of the Issuer’s common stock and a warrant to purchase 904,000(1) shares of the Issuer’s common stock, issued in May 2006; and (iii) a warrant to purchase 1,000,000 shares of Issuer’s common stock, issued March 2007.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 09060J106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David R. Ramsay

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,505,120

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,505,120

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
4,505,120 shares of common stock comprised of: (i) a warrant to purchase 601,120 shares of the Issuer’s common stock, issued in February 2006; (ii) 2,000,000 shares of the Issuer’s common stock and a warrant to purchase 904,000(1) shares of the Issuer’s common stock, issued in May 2006; and (iii) a warrant to purchase 1,000,000 shares of Issuer’s common stock, issued March 2007.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 09060J106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Argeris Karabelas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,505,120

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,505,120

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
4,505,120 shares of common stock comprised of: (i) a warrant to purchase 601,120 shares of the Issuer’s common stock, issued in February 2006; (ii) 2,000,000 shares of the Issuer’s common stock and a warrant to purchase 904,000(1) shares of the Issuer’s common stock, issued in May 2006; and (iii) a warrant to purchase 1,000,000 shares of Issuer’s common stock, issued March 2007.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 09060J106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jan Leschly

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,505,120

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,505,120

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
4,505,120 shares of common stock comprised of: (i) a warrant to purchase 601,120 shares of the Issuer’s common stock, issued in February 2006; (ii) 2,000,000 shares of the Issuer’s common stock and a warrant to purchase 904,000(1) shares of the Issuer’s common stock, issued in May 2006; and (iii) a warrant to purchase 1,000,000 shares of Issuer’s common stock, issued March 2007.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.4%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

This Amendment No. 3 to the Schedule 13D amends and supplements Items 3, 4, 5, 6 and 7 of the Schedule 13D, filed June 12, 2006, by CDC IV, LLC, a Delaware limited liability company (“CDC IV”) relating to the common stock, $0.001 par value per share (the “Common Stock”), of BioDelivery Sciences International, Inc., a Delaware corporation (the “Issuer”); Amendment No. 1 to the Schedule 13D, filed August 22, 2006, by CDC IV relating to the Common Stock of Issuer and Amendment No. 2 to the Schedule 13D, filed September 1, 2006, by CDC IV relating to the Common Stock of Issuer.

Item 3.        Source and Amount of Funds or Other Consideration

On March 12, 2007, CDC IV, as successor in interest to Clinical Development Capital LLC, entered into an amendment (the “Amendment”) to that certain Clinical Development and License Agreement, as amended, with Issuer, Arius Pharmaceuticals, Inc. and Arius Two, Inc. (the “Clinical Development and License Agreement”) and Dispute Resolution Agreement with Issuer (the “DRA”).  In connection therewith, on March 12, 2007 CDC IV also entered into a Subscription Agreement (the “Subscription Agreement”), with Issuer for the purchase of (i) an unsecured promissory note in the amount of $1,900,000 with an interest rate of 10.25% (the “Note”); and (ii) a warrant to purchase 1,000,000 shares of the Issuer’s Common Stock of Issuer at a price per share of $3.80 (the “Warrant”).  CDC IV paid $1,900,000 as consideration for the Note and Warrant, per the terms of the Subscription Agreement. Although the Subscription Agreement, and related transaction documents, were executed March 12, 2007, the transaction closed March 13, 2007.

Item 4.        Purpose of Transaction

CDC IV acquired the Note and Warrant referenced in Item 3 above in connection with the execution of the Amendment and DRA and solely for investment purposes.  Such investment is subject to the terms and conditions of the Subscription Agreement, the Note, the Warrant and the Registration Rights Agreement, dated as of March 12, 2007, by and between CDC IV and Issuer (the “Registration Rights Agreement”), which are each attached hereto as Exhibits I, Exhibit J, Exhibit K and Exhibit L, respectively, and are incorporated herein by reference.

Item 5.        Interest in Securities

a) As more fully described in Items 3 and 4 above, CDC IV is the beneficial owner of 4,505,120 shares of the Issuer’s common stock, consisting of (i) a warrant to purchase 601,120 shares of the Issuer’s Common Stock, issued in February 2006; (ii) 2,000,000 shares of the Issuer’s Common Stock and a warrant to purchase 904,000(1) shares of the Issuer’s Common Stock, issued in May 2006; and (iii) a warrant to purchase 1,000,000 shares of Issuer’s Common Stock, issued March 2007, representing 27.4% of the Issuer’s shares of Common Stock outstanding (based upon 13,938,146 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006). As the manager of CDC IV, CDC Operations and David R. Ramsay, Argeris Karabelas and Jan Leschly, the Partners of CDC Operations, may be deemed the beneficial owner of the shares of the Issuer’s common stock held by CDC IV. CDC Operations and Messrs. Ramsay, Karabelas and Leschly each disclaims beneficial ownership of the securities and this report shall not be deemed an admission that any

(1)             This warrant was previously reported incorrectly by CDC IV, LLC as a warrant to purchase 940,000 shares of Issuer’s Common Stock.

of Messrs. Ramsay, Karabelas and Leschly or CDC Operations is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.

(b) By virtue of its status as manager of CDC IV, CDC Operations and David R. Ramsay, Argenris Karabelos and Jan Leschly, as Partners of CDC Operations and the individuals with voting and dispositive power of the securities held by CDC IV, may be deemed to share voting and dispositive power with CDC IV with respect to the 4,505,120 shares of Issuer’s Common Stock held by CDC IV. CDC Operations and Messrs. Ramsay, Karabelas and Leschly each disclaims beneficial ownership of the securities and this report shall not be deemed an admission that any of Messrs. Ramsay, Karabelas and Leschly or CDC Operations is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of their pecuniary interest therein.

(c) During the past sixty days prior to the date hereof, neither CDC IV, CDC Operations, David R. Ramsay, Argeris Karabelas nor Jan Leschly, or, to the knowledge of each of the above, any executive officer, director or managing member of CDC IV or CDC Operating, has engaged in any transaction in the Issuer’s common stock.

(d) No person, other than CDC IV, CDC Operations, David R. Ramsay, Argeris Karabelas and Jan Leschly, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of common stock beneficially owned by CDC IV.

(e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4 above. Additionally, the following agreements are attached hereto and incorporated by reference:

A copy of the Subscription Agreement, dated as March 12, 2007, between the CDC IV and Issuer is attached hereto as Exhibit I.

A copy of the Promissory Note of Issuer in favor of CDC IV, dated as of March 12, 2007, is attached hereto as Exhibit J.

A copy of the Warrant made by Issuer in favor of CDC IV, dated March 12, 2007 is attached hereto as Exhibit K.

A copy of the Registration Rights Agreement, dated as of March 12, 2007, between Issuer and CDC IV is attached hereto as Exhibit L.

A copy of the Amendment to Clinical Development and License Agreement, dated as of March 12, 2007, among Issuer, CDC IV, Arius Pharmaceuticals, Inc. and Arius Two, Inc. is attached hereto as Exhibit M.

A copy of the Dispute Resolution Agreement, dated as of March 12, 2007, between Issuer and CDC IV is attached hereto as Exhibit N.

Item 7.        Material to Be Filed as Exhibits

Exhibit	Name
I	Subscription Agreement, dated as of March 12, 2007, by and between CDC IV and Issuer.
J	Promissory Note of Issuer in favor of CDC IV, dated as of March 12, 2007.
K	Warrant made by the Issuer in favor of CDC IV, dated as of March 12, 2007.
L	Registration Rights Agreement, dated as of March 12, 2007, by and between CDC IV and Issuer.
M	Amendment to Clinical Development License Agreement, dated as of March 12, 2007, by and among CDC IV, Issuer, Arius Pharmaceuticals, Inc. and Arius Two, Inc.
N	Dispute Resolution Agreement, dated as of March 12, 2007, by and between CDC IV and Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The undersigned hereby express our agreement that this Schedule 13D/A is filed on behalf of each of us pursuant to Rule 13d-1(k) under the Securities Exchange Act.

Dated: March 16, 2007	CDC IV, LLC

	By:	/s/ David R. Ramsay
Name: David R. Ramsay
Title: Authorized Signatory

Dated: March 16, 2007	CDC OPERATIONS LLC

	By:	/s/ David R. Ramsay
Name: David R. Ramsay
Title: Authorized Signatory

Dated: March 16, 2007	/s/ David R. Ramsay
David R. Ramsay

Dated: March 16, 2007	/s/ Argeris Karabelas
Argeris Karabelas

Dated: March 16, 2007	/s/ Jan Leschly
Jan Leschly

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)